                                                         Page 1 of 22 Pages

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                              Mac-Gray Corporation
       -------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
           ----------------------------------------------------------
                         (Title of Class of Securities)

                                   554153-10-6
                           --------------------------
                                 (CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

                                                          Page 2 of 22 Pages
                                     SCHEDULE 13G
CUSIP NO.       554153-10-6
          ------------------------

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Stewart Gray MacDonald, Jr.
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  / /
                                                                (b)  /X/
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
-------------------------------------------------------------------------------
                           5   SOLE VOTING POWER
       NUMBER OF
        SHARES                 299,997
     BENEFICIALLY          ----------------------------------------------------
       OWNED BY            6   SHARED VOTING POWER
         EACH
       REPORTING               1,451,206
        PERSON             ----------------------------------------------------
         WITH              7   SOLE DISPOSITIVE POWER

                               299,997
                           ----------------------------------------------------
                           8   SHARED DISPOSITIVE POWER

                               2,017,873
-------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,317,870
-------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  /X/

     See Item 4.
-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     18.0% (Based upon 12,646,414 shares of Common Stock reported issued and outstanding in the issuer's quarterly report on Form 10-Q (File No. 001-13495) filed on November 13, 2001 and
                    213,570 shares of Common Stock that the reporting person
                    has the right to acquire through the exercise of options.)
-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
     IN
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 3 of 22 Pages
                                         SCHEDULE 13G
CUSIP NO.       554153-10-6
          ------------------------

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Cynthia V. Doggett
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  / /
                                                              (b)  /X/
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-------------------------------------------------------------------------------
                           5   SOLE VOTING POWER
       NUMBER OF
        SHARES                 165,494
     BENEFICIALLY          ----------------------------------------------------
       OWNED BY            6   SHARED VOTING POWER
         EACH
       REPORTING               1,585,709
        PERSON             ----------------------------------------------------
         WITH              7   SOLE DISPOSITIVE POWER

                               165,494
                           ----------------------------------------------------
                           8   SHARED DISPOSITIVE POWER

                               2,152,376
-------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,317,870
-------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* /X/ See Item 4.
-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     18.0% (Based upon 12,646,414 shares of Common Stock reported issued and outstanding in the issuer's quarterly report on Form 10-Q (File No. 001-13495) filed on November 13, 2001 and 213,570 shares of Common Stock that the reporting person's spouse
                  has the right to acquire through the exercise of options.)
-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
     IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                            Page 4 of 22 Pages
                                     SCHEDULE 13G
CUSIP NO.       554153-10-6
          ------------------------

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     The Evelyn C. MacDonald Family Trust for the benefit of Stewart G. MacDonald, Jr.
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  / /
                                                                 (b)  /X/
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts
-------------------------------------------------------------------------------
                           5   SOLE VOTING POWER
       NUMBER OF
        SHARES                 566,667
     BENEFICIALLY          ----------------------------------------------------
       OWNED BY            6   SHARED VOTING POWER
         EACH
       REPORTING           ----------------------------------------------------
        PERSON             7   SOLE DISPOSITIVE POWER
         WITH
                               566,667
                           ----------------------------------------------------
                           8   SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     566,667
-------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* /X/ See Item 4.
-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     4.5% (Based upon 12,646,414 shares of Common Stock reported issued and outstanding in the issuer's quarterly report on Form 10-Q (File No. 001-13495) filed on November 13, 2001.)
-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
     OO   (Trust)
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                            Page 5 of 22 Pages
                                     SCHEDULE 13G
CUSIP NO.       554153-10-6
          ------------------------

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     The Stewart G. MacDonald, Jr. 1984 Trust
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  / /
                                                                (b)  /X/
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts
-------------------------------------------------------------------------------
                           5   SOLE VOTING POWER
       NUMBER OF
        SHARES                 655,000
     BENEFICIALLY          ----------------------------------------------------
       OWNED BY            6   SHARED VOTING POWER
         EACH
       REPORTING           ----------------------------------------------------
        PERSON             7   SOLE DISPOSITIVE POWER
         WITH
                               655,000
                           ----------------------------------------------------
                           8   SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     655,000
-------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* /X/ See Item 4.
-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     5.2% (Based upon 12,646,414 shares of Common Stock reported issued and outstanding in the issuer's quarterly report on Form 10-Q (File No. 001-13495) filed on November 13, 2001.)
-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
     OO   (Trust)
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                          Page 6 of 22 Pages
                                      SCHEDULE 13G
CUSIP NO.       554153-10-6
          ------------------------

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     The New Century Trust
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  / /
                                                               (b)  /X/
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts
-------------------------------------------------------------------------------
                           5   SOLE VOTING POWER
       NUMBER OF
        SHARES                 561,400
     BENEFICIALLY          ----------------------------------------------------
       OWNED BY            6   SHARED VOTING POWER
         EACH
       REPORTING           ----------------------------------------------------
        PERSON             7   SOLE DISPOSITIVE POWER
         WITH
                               561,400
                           ----------------------------------------------------
                           8   SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     561,400
-------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* /X/ See Item 4.
-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     4.4%         (Based upon 12,646,414 shares of Common Stock reported issued and outstanding in the issuer's quarterly report on Form 10-Q
                  (File No. 001-13495) filed on November 13, 2001.)
-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
     OO           (Trust)
-------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                            Page 7 of 22 Pages
                                     SCHEDULE 13G
CUSIP NO.       554153-10-6
          ------------------------

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Gilbert M. Roddy, Jr.
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  / /
                                                               (b)  /X/
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
-------------------------------------------------------------------------------
                           5   SOLE VOTING POWER
       NUMBER OF
        SHARES
     BENEFICIALLY          ----------------------------------------------------
       OWNED BY            6   SHARED VOTING POWER
         EACH
       REPORTING               561,400
        PERSON             ----------------------------------------------------
         WITH              7   SOLE DISPOSITIVE POWER

                           ----------------------------------------------------
                           8   SHARED DISPOSITIVE POWER
                               561,400
-------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     561,400
-------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* /X/ See Item 4.
-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     4.4% (Based upon 12,646,414 shares of Common Stock reported issued and outstanding in the issuer's quarterly report on Form 10-Q (File No. 001-13495) filed on November 13, 2001.)
-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
     IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 8 of 22 Pages

                                              STATEMENT ON SCHEDULE 13G

Item 1(a).        NAME OF ISSUER:

                  Mac-Gray Corporation

Item 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  22 Water Street
                  Cambridge, MA 02141

Item 2(a).        NAMES OF PERSONS FILING:

                  1.       Stewart Gray MacDonald, Jr.

                  2.       Cynthia V. Doggett

                  3. The Evelyn C. MacDonald Family Trust for the benefit of Stewart G. MacDonald, Jr.

                  4.       The Stewart G. MacDonald, Jr. 1984 Trust

                  5.       The New Century Trust

                  6.       Gilbert M. Roddy, Jr.

                  The persons enumerated in this Item 2(a) are sometimes hereinafter referred to individually as a "Reporting Person" and collectively as the "Reporting Persons." Pursuant to the filing of this Schedule 13G, the Reporting Persons have executed that certain Joint Filing Agreement attached as EXHIBIT B hereto.
                  ---------

                                                              Page 9 of 22 Pages

Item 2(b).        BUSINESS MAILING ADDRESS FOR ALL REPORTING PERSONS:

                  c/o Mac-Gray Corporation
                  22 Water Street
                  Cambridge, MA 02141

Item 2(c).        CITIZENSHIP:

                  Each Reporting Person who is an individual has United States citizenship. Each Reporting Person that is a trust is incorporated within the Commonwealth of Massachusetts.

Item 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, $.01 Par Value

Item 2(e).        CUSIP NUMBER:

                  554153-10-6

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                  Not Applicable

                                                            Page 10 of 22 Pages

Item 4.           OWNERSHIP:

                  A total of 12,646,414 shares of common stock, $.01 par value (the "Common Stock") of Mac-Gray Corporation (the "Company") were reported in the Company's quarterly report on Form 10-Q (File No. 001-13495) filed on November 13, 2001 as issued and outstanding as of the close of business on November 13, 2001. Statements describing the aggregate amounts of such Common Stock beneficially owned by each Reporting Person, and the number of such shares as to which such Reporting Person has (i) sole voting power, (ii) shared voting power,
         (iii) sole dispository power, and (iv) shared dispository power are made in the Tables listed in EXHIBIT A attached hereto. The percentage
                                      ---------
         of the class of Common Stock represented by the aggregate amount of shares beneficially owned by each respective Reporting Person is as indicated on Item 9 of the cover page for each such Reporting Person included in this Schedule.

                  BACKGROUND INFORMATION FOR ITEM 4. Each Reporting Person, either in its capacity as direct owner of Common Stock or as settlor, trustee or beneficiary (as the case may be) of certain trusts (described further below) that hold Common Stock, has voting and or dispository power over shares of Common Stock held subject to the terms of a stockholders' agreement dated as of June 26, 1997 (the "Stockholders' Agreement"). The Stockholders' Agreement is filed as Exhibit 10.2 to the Company's Form S-1 Registration Statement, as amended, filed with the Securities and Exchange Commission (File No. 333- 33669), (the "Registration Statement") pursuant to the Securities Act of 1933, as amended. Given the terms of the Stockholders' Agreement (as described below), the Reporting Persons and the other persons party thereto might be deemed to constitute a "group" holding beneficial ownership of an aggregate total of 6,554,670 shares (including 213,570 shares of Common Stock that Mr. Steward G. MacDonald has the option to purchase) amounting to 51.0% of the Company's Common Stock for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. However, each Reporting Person disclaims that such Person has agreed to act as a group with the other parties to the Stockholders' Agreement (other than to the extent described in this statement) and such Person disclaims beneficial ownership of shares of Common Stock of the Company other than the amounts of shares reported for each respective Reporting Person in EXHIBIT A attached hereto.
                                        ---------

                  The parties to the Stockholders' Agreement are the Company and its stockholders Mr. Stewart G. MacDonald, Jr., Ms. Sandra E. MacDonald, Mr. Daniel W. MacDonald, The Evelyn C. MacDonald Family Trust for the benefit of Stewart G. MacDonald, Jr.(1), The Evelyn C. MacDonald Family Trust for the benefit of Sandra E. MacDonald, The Evelyn C. MacDonald Family Trust for the benefit of Daniel W. MacDonald, The Stewart G. MacDonald, Jr. 1984 Trust(2), The Daniel W. MacDonald Trust 1988, the New Century Trust(3), The Whitney E. MacDonald GST Trust-1997, The Jonathan S. MacDonald GST Trust-1997, The Robert C. MacDonald GST Trust-1997, The Whitney E. MacDonald Gift Trust, The Jonathan S. MacDonald Gift Trust, The Robert C. MacDonald Gift Trust, Cynthia V. Doggett and certain other

                                                             Page 11 of 22 Pages

         holders (who hold in aggregate a de minimis fraction of the issued and outstanding Common Stock). The Stockholders' Agreement gives the parties thereto rights of first offer to purchase shares offered for sale by another stockholder who is a party thereto, as well as providing the Company with rights of second offer to purchase such shares. The Stockholders' Agreement also conveys certain demand and "piggy-back" registration rights to the parties thereto.

                                                             Page 12 of 22 Pages
         FOOTNOTES TO ITEM 4:

                  (1) The trustees for The Evelyn C. MacDonald Family Trust for the benefit of Stewart G. MacDonald, Jr. (the "SGM Trust") are R. Robert Woodburn, Jr., Peter C. Bennett (collectively, the "Independent Trustees") and Stewart G. MacDonald, Jr., who is also the sole beneficiary of the SGM Trust. Only the Independent Trustees exercise and share voting power over the shares of Common Stock held by the SGM Trust. Each of the Independent Trustees and Stewart G. MacDonald, Jr. share power to dispose of the shares held by the SGM Trust.

                  (2) The trustees for The Stewart G. MacDonald, Jr. 1984 Trust (the "SGM 1984 Trust") are Stewart G. MacDonald, Jr. and Cynthia V. Doggett. The trustees share voting and dispository power with respect to the shares of Common Stock held by the SGM 1984 Trust. Stewart G. MacDonald, Jr. is the sole beneficiary of the SGM 1984 Trust.

                  (3) The trustees of the New Century Trust are Cynthia V. Doggett and Gilbert M. Roddy, Jr. The beneficiaries of the New Century Trust are minor issue of Stewart
                           G. MacDonald, Jr. and have no rights or power to vote or dispose of the shares of Common Stock held by the New Century Trust. The settlor of the New Century Trust is Stewart G. MacDonald, Jr., who retains the right to replace shares of Common Stock held by the New Century Trust with property of equivalent value.

                                                             Page 13 of 22 Pages

Item 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not Applicable


Item 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Not Applicable

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  Not Applicable

Item 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not Applicable

Item 9.           NOTICE OF DISSOLUTION OF GROUP:

                  Not Applicable

Item 10.          CERTIFICATION:

                  Not Applicable

                                                             Page 14 of 22 Pages
                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2002

                           /s/ Stewart G. MacDonald
                           -----------------------------------------------------
                           Stewart G. MacDonald, Jr., individually and as Trustee of the Evelyn C. MacDonald Family Trust
                           f/b/o Stewart G. MacDonald, Jr. and as Trustee of
                           the Stewart G. MacDonald, Jr. 1984 Trust and as Settlor of the New Century Trust


                           /s/ Cynthia V. Doggett
                           -----------------------------------------------------
                           Cynthia V. Doggett, individually and as Trustee of the New Century Trust and as Trustee of the Stewart
                           G. MacDonald, Jr. 1984 Trust


                           The Evelyn C. MacDonald Family Trust for the benefit of Stewart G. MacDonald, Jr.

                      By:  /s/ Stewart G. MacDonald
                           -----------------------------------------------------
                           Stewart G. MacDonald, Jr., Trustee


                           The Stewart G. MacDonald, Jr. 1984 Trust

                      By:  /s/ Stewart G. MacDonald
                           -----------------------------------------------------
                           Stewart G. MacDonald, Jr., Trustee


                           The New Century Trust

                      By:  /s/ Cynthia V. Doggett
                           -----------------------------------------------------
                           Cynthia V. Doggett, Trustee


                           /s/ Gilbert M. Roddy
                           -----------------------------------------------------
                           Gilbert M. Roddy, as Trustee of the New Century
                           Trust

                                                   Page 15 of 22 Pages EXHIBIT A

NAME:  Stewart Gray MacDonald, Jr.


-----------------------------------------------------------------------------------------------------------------------------------
                  COMMON                      FORM OF BENEFICIAL OWNERSHIP                                               BENEFICIAL
                  STOCK                                                                                                  OWNERSHIP
                                                                                                                         DISCLAIMED
-----------------------------------------------------------------------------------------------------------------------------------
 Sole Voting       299,997      Direct                                                                                       NO
    Power
-----------------------------------------------------------------------------------------------------------------------------------
  Total Sole       299,997
    Voting
    Power
-----------------------------------------------------------------------------------------------------------------------------------
    Shared         655,000      By the Stewart G. MacDonald, Jr. 1984 Trust as co-trustee and beneficiary                      NO
    Voting         561,400      By the New Century Trust as settlor with right to replace trust shares with property of       YES
    Power                       equivalent value
                   165,494      By Cynthia V. Doggett, wife of the Reporting Person                                           YES
                    69,312      By the minor children of the Reporting Person                                                 YES
-----------------------------------------------------------------------------------------------------------------------------------
    Total        1,451,206
    Shared
    Voting
    Power
-----------------------------------------------------------------------------------------------------------------------------------
     Sole          299,997      Direct                                                                                         NO
 Dispositive
    Power
-----------------------------------------------------------------------------------------------------------------------------------
  Total Sole       299,997
 Dispositive
    Power
-----------------------------------------------------------------------------------------------------------------------------------
    Shared         566,667      By the Evelyn C. MacDonald Family Trust f/b/o Stewart G. MacDonald, Jr. as co-trustee and      NO
 Dispositive                    beneficiary
    Power          655,000      By the Stewart G. MacDonald, Jr. 1984 Trust as co-trustee and beneficiary                      NO
                   561,400      By the New Century Trust as settlor with right to replace trust shares with property of        YES
                                equivalent value
                   165,494      By Cynthia V. Doggett, wife of the Reporting Person                                           YES
                    69,312      By the minor children of the Reporting Person                                                 YES
-----------------------------------------------------------------------------------------------------------------------------------
    Total        2,017,873
    Shared
 Dispositive
    Power
-----------------------------------------------------------------------------------------------------------------------------------
                                                                            Aggregated Beneficial Ownership:              2,317,870
-----------------------------------------------------------------------------------------------------------------------------------


                                                         Page 16 of 22 Pages

NAME:  Cynthia V. Doggett


-----------------------------------------------------------------------------------------------------------------------------------
                  COMMON                      FORM OF BENEFICIAL OWNERSHIP                                               BENEFICIAL
                  STOCK                                                                                                  OWNERSHIP
                                                                                                                         DISCLAIMED
-----------------------------------------------------------------------------------------------------------------------------------
 Sole Voting      165,494       Direct                                                                                         NO
    Power
-----------------------------------------------------------------------------------------------------------------------------------
  Total Sole      165,494
    Voting
    Power
-----------------------------------------------------------------------------------------------------------------------------------
    Shared        299,997       By Stewart G. MacDonald, Jr., the husband of the Reporting Person                             YES
    Voting        655,000       By the Stewart G. MacDonald, Jr. 1984 Trust as co-trustee with Stewart G. MacDonald, Jr.      YES
    Power         561,400       By the New Century Trust as co-trustee with Gilbert M. Roddy                                  YES
                   69,312       By the minor children of the Reporting Person                                                 YES
-----------------------------------------------------------------------------------------------------------------------------------
    Total       1,585,709
    Shared
    Voting
    Power
-----------------------------------------------------------------------------------------------------------------------------------
     Sole         165,494       Direct                                                                                         NO
 Dispositive
    Power
-----------------------------------------------------------------------------------------------------------------------------------
  Total Sole      165,494
 Dispositive
    Power
-----------------------------------------------------------------------------------------------------------------------------------
    Shared        299,997       By Stewart G. MacDonald, Jr., the husband of the Reporting Person                             YES
 Dispositive      655,000       By the Stewart G. MacDonald, Jr. 1984 Trust as co-trustee with Stewart G. MacDonald, Jr.      YES
    Power         561,400       By the New Century Trust as co-trustee with Gilbert M. Roddy                                  YES
                  566,667       By the Evelyn C. MacDonald Family Trust f/b/o Stewart G. MacDonald, Jr. as spouse of the      YES
                                beneficiary
                   69,312       By the minor children of the Reporting Person                                                 YES
-----------------------------------------------------------------------------------------------------------------------------------
    Total        2,152,376
    Shared
 Dispositive
    Power
-----------------------------------------------------------------------------------------------------------------------------------
                                                                            Aggregate Beneficial Ownership:               2,317,870
-----------------------------------------------------------------------------------------------------------------------------------


                                                         Page 17 of 22 Pages

NAME: The Evelyn C. MacDonald Family Trust for the benefit of Stewart G. MacDonald, Jr.


-----------------------------------------------------------------------------------------------------------------------------------
                  COMMON                      FORM OF BENEFICIAL OWNERSHIP                                               BENEFICIAL
                  STOCK                                                                                                  OWNERSHIP
                                                                                                                         DISCLAIMED
-----------------------------------------------------------------------------------------------------------------------------------
 Sole Voting           566,667  Direct                                                                                     NO
    Power
-----------------------------------------------------------------------------------------------------------------------------------
  Total Sole           566,667
    Voting
    Power
-----------------------------------------------------------------------------------------------------------------------------------
    Shared
    Voting
    Power
-----------------------------------------------------------------------------------------------------------------------------------
    Total
    Shared
    Voting
    Power
-----------------------------------------------------------------------------------------------------------------------------------
     Sole              566,667  Direct                                                                                     NO
 Dispositive
    Power
-----------------------------------------------------------------------------------------------------------------------------------
  Total Sole           566,667
 Dispositive
    Power
-----------------------------------------------------------------------------------------------------------------------------------
    Shared
 Dispositive
    Power
-----------------------------------------------------------------------------------------------------------------------------------
    Total
    Shared
 Dispositive
    Power
-----------------------------------------------------------------------------------------------------------------------------------
                                                                            Aggregated Beneficial Ownership:                566,667
-----------------------------------------------------------------------------------------------------------------------------------


                                                            Page 18 of 22 Pages

NAME:  The Stewart G. MacDonald, Jr. 1984 Trust


-----------------------------------------------------------------------------------------------------------------------------------
                  COMMON                      FORM OF BENEFICIAL OWNERSHIP                                               BENEFICIAL
                  STOCK                                                                                                  OWNERSHIP
                                                                                                                         DISCLAIMED
-----------------------------------------------------------------------------------------------------------------------------------
 Sole Voting           655,000                                                                                               NO
    Power
-----------------------------------------------------------------------------------------------------------------------------------
  Total Sole           655,000
    Voting
    Power
-----------------------------------------------------------------------------------------------------------------------------------
    Shared
    Voting
    Power
-----------------------------------------------------------------------------------------------------------------------------------
    Total
    Shared
    Voting
    Power
-----------------------------------------------------------------------------------------------------------------------------------
     Sole              655,000                                                                                               NO
 Dispositive
    Power
-----------------------------------------------------------------------------------------------------------------------------------
  Total Sole           655,000
 Dispositive
    Power
-----------------------------------------------------------------------------------------------------------------------------------
    Shared
 Dispositive
    Power
-----------------------------------------------------------------------------------------------------------------------------------
    Total
    Shared
 Dispositive
    Power
-----------------------------------------------------------------------------------------------------------------------------------
                                                                            Aggregated Beneficial Ownership:                655,000
-----------------------------------------------------------------------------------------------------------------------------------


                                                            Page 19 of 22 Pages

NAME:  The New Century Trust


-----------------------------------------------------------------------------------------------------------------------------------
                  COMMON                      FORM OF BENEFICIAL OWNERSHIP                                               BENEFICIAL
                  STOCK                                                                                                  OWNERSHIP
                                                                                                                         DISCLAIMED
-----------------------------------------------------------------------------------------------------------------------------------
 Sole Voting           561,400
    Power
-----------------------------------------------------------------------------------------------------------------------------------
  Total Sole           561,400
    Voting
    Power
-----------------------------------------------------------------------------------------------------------------------------------
    Shared
    Voting
    Power
-----------------------------------------------------------------------------------------------------------------------------------
    Total
    Shared
    Voting
    Power
-----------------------------------------------------------------------------------------------------------------------------------
     Sole              561,400
 Dispositive
    Power
-----------------------------------------------------------------------------------------------------------------------------------
  Total Sole           561,400
 Dispositive
    Power
-----------------------------------------------------------------------------------------------------------------------------------
    Shared
 Dispositive
    Power
-----------------------------------------------------------------------------------------------------------------------------------
    Total
    Shared
 Dispositive
    Power
-----------------------------------------------------------------------------------------------------------------------------------
                                                                            Aggregated Beneficial Ownership:                561,400
-----------------------------------------------------------------------------------------------------------------------------------


                                                           Page 20 of 22 Pages

NAME:  Gilbert M. Roddy, Jr.


-----------------------------------------------------------------------------------------------------------------------------------
                  COMMON                      FORM OF BENEFICIAL OWNERSHIP                                               BENEFICIAL
                  STOCK                                                                                                  OWNERSHIP
                                                                                                                         DISCLAIMED
-----------------------------------------------------------------------------------------------------------------------------------
 Sole Voting
    Power
-----------------------------------------------------------------------------------------------------------------------------------
  Total Sole
    Voting
    Power
-----------------------------------------------------------------------------------------------------------------------------------
    Shared             561,400  By the New Century Trust as co-trustee with Cynthia V. Doggett                             YES
    Voting
    Power
-----------------------------------------------------------------------------------------------------------------------------------
    Total              561,400
    Shared
    Voting
    Power
-----------------------------------------------------------------------------------------------------------------------------------
     Sole
 Dispositive
    Power
-----------------------------------------------------------------------------------------------------------------------------------
  Total Sole
 Dispositive
    Power
-----------------------------------------------------------------------------------------------------------------------------------
    Shared             561,400  By the New Century Trust as co-trustee with Cynthia V. Doggett                             YES
 Dispositive
    Power
-----------------------------------------------------------------------------------------------------------------------------------
    Total              561,400
    Shared
 Dispositive
    Power
-----------------------------------------------------------------------------------------------------------------------------------
                                                                            Aggregated Beneficial Ownership:                561,400
-----------------------------------------------------------------------------------------------------------------------------------


                                                            Page 21 of 22 Pages
EXHIBIT B

                              JOINT FILING AGREEMENT


         This will confirm the agreement by Stewart Gray MacDonald, Jr., Cynthia
V. Doggett, The Evelyn C. MacDonald Family Trust for the benefit of Stewart G. MacDonald, Jr., The Stewart G. MacDonald, Jr. 1984 Trust, and the New Century Trust (collectively, the "Reporting Persons") in connection with that certain
Schedule 13G to be filed on or about February 14, 2002, with respect to the common stock, par value $.01 per share (the "Common Stock"), of Mac-Gray Corporation (the "Company") pertaining to the beneficial ownership by the Reporting Persons of shares of such Common Stock (the "Schedule 13G"). The undersigned hereby agree with respect to such filing on Schedule 13G as follows:

         (i) No Reporting Person nor any representative of any Reporting Person makes any representation with respect to, nor bears any responsibility for, any of the information set forth with respect to any other "person" who or which is or becomes a party to or a member of any "group" (as such terms are defined and used in Section 13(g) of the Securities Exchange Act of 1934, as amended, and Regulation 13D-G promulgated thereunder) for whom or which information is included in such Schedule 13G.

         (ii) Subject to paragraph (i) above, the undersigned hereby confirm the agreement by and among each of them that the Schedule 13G is being filed on behalf of each of the parties named below.

         This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 14, 2002


                      /s/ Stewart G. MacDonald, Jr.
                      ----------------------------------------------------------
                      Stewart G. MacDonald, Jr., individually and as Trustee
                      of the Evelyn C. MacDonald Family Trust f/b/o
                      Stewart G. MacDonald, Jr. and as Trustee of the
                      Stewart G. MacDonald, Jr. 1984 Trust and as Settlor of
                      the New Century Trust


                      /s/ Cynthia V. Doggett
                      ----------------------------------------------------------
                      Cynthia V. Doggett, individually and as Trustee of the
                      New Century Trust and as Trustee of the Stewart G. MacDonald, Jr. 1984 Trust

                                                 Page 22 of 22 Pages


                      The Evelyn C. MacDonald Family Trust for the benefit of Stewart G. MacDonald, Jr.

                 By:  /s/ Stewart G. MacDonald, Jr.
                      ----------------------------------------------------------
                      Stewart G. MacDonald, Jr., Trustee



                      The Stewart G. MacDonald, Jr. 1984 Trust

                 By:  /s/ Stewart G. MacDonald, Jr.
                      ----------------------------------------------------------
                      Stewart G. MacDonald, Jr., Trustee



                      The New Century Trust

                 By:  /s/ Cynthia V. Doggett
                      ----------------------------------------------------------
                      Cynthia V. Doggett, Trustee



                      /s/ Gilbert M. Roddy
                      ----------------------------------------------------------
                      Gilbert M. Roddy, as Trustee of the New Century Trust